Exhibit 99.2

ADVANCED PROTEOME THERAPEUTICS CORPORATION

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Fiscal Quarter Ended April 30, 2008

General

The following discussion and analysis should be read in conjunction with the interim financial statements and notes for the Nine Months Ended April 30, 2008. All monetary amounts, unless otherwise indicated, are expressed in United States dollars. The date of the Management Discussion and Analysis is June 25, 2008. Additional information relating to the Company, including the Annual Information Form and other regulatory filings, can be found on the SEDAR website at www.sedar.com

Forward-Looking Statements

Certain statements contained in this document constitute “forward-looking statements”. When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “propose”, “progressing”, “anticipate”, “believe”, “forecast”, “estimate”, “expect” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not intend, and does not assume any obligation, to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

Overview

Advanced Proteome Therapeutics Inc. (APT) is a biotechnology company founded to develop and commercialize a new, promising technology platform that is intended for the chemical modification of protein therapeutics. The platform anticipates important practical applications in the field of protein therapeutics by producing novel protein conjugates (therapeutic proteins whose properties are modified and further enhanced by chemically attached entities). APT's technology involves a way of using proprietary site-selective techniques to modify therapeutic proteins to improve critical properties, i.e., duration of action. Such a "chemoselective" methodology has heretofore been lacking in the fields of chemistry and biochemistry.

APT uses advanced protein modification technologies to produce proprietary human protein drugs which are tested for enhanced therapeutic properties. Protein modification strategies that are chemically-based have been used for many decades to label proteins. Except in very special instances, this approach results in heterogeneous mixtures that are unacceptable for drug development. APT employs technology that is designed to discover ways to selectively label proteins in an efficient and productive manner. This methodology can then be applied to the production of high value protein-based drugs.

Most (unmodified) protein pharmaceuticals are rapidly eliminated by the body, which limit their effectiveness and require that they be administered by frequent, often daily, injection. By developing and applying technology that can selectively attach life-time enhancing entities to therapeutic proteins, APT products are intended to last longer in the body. This feature will allow them to be administered less frequently, such as once per week to once per month, and maximize their therapeutic benefits to patients. Historically, losses of biological activity and product heterogeneity have been the two most common problems encountered in the development of long-acting protein pharmaceuticals. The targeted protein modification technologies used by APT is intended to overcome these problems.

The Company has embarked upon a program focused on improving the properties of protein therapeutics, preferentially with established markets and revenues greater than a billion dollars per year. In achieving its first milestone, the Company has prepared a number of highly specialized ensembles of molecules that are being applied to such protein targets for the introduction of therapeutic enhancing entities.

The Company expects that the market for therapeutic proteins (ones that have been robust throughout the last decade), will continue to grow at a rapid pace. Although natural protein therapeutics generally offer the immediate prospect of high specificity for target, (a matter that is a developmental issue for small molecule drug development), they are usually short-lived and difficult to deploy as therapeutics without modification. In general, a major problem with all therapeutics has been delivery to its ultimate target in sufficient quantities to control disease and discomfort, free of toxic effects. To deal with this issue, the use of conjugates which modify drug properties by the addition of appropriate appendages for targeting, delivery, and duration of action, is proliferating. Management believes that an emphasis on technology that can specifically attach such therapeutic-enhancing entities at a variety of points along the protein surface is potentially invaluable.

Current strategies for the preparation of protein conjugates most often require either mutation of the natural sequence of the protein, or molecular biological approaches with serious limitations in the type and numbers of points of attachment to which appendages can be linked.

The Company believes that technologies that have the ability to identify novel sites on surfaces of natural (unmutated) proteins that tolerate the specific attachment of therapeutic-enhancing entities should hold a powerful advantage over current approaches. Such technologies can provide unique proprietary intellectual property and, in principle, uncover a variety of sites on specific protein targets that can be exploited commercially. Since traditionally, drug development is regarded as a numbers game in which several candidates usually have to be investigated to discover molecules with the “right” mix of properties for clinical investigation and regulatory approval, having a plurality of sites of attachment is a major plus. Consequently, the Company has chosen to develop a technological approach with general applicability to the attachment of appendages at a variety of sites along protein and other polymer surfaces.

The Company has also entered into a strategic research and development agreement with Atreus Pharmaceuticals, Inc., to explore the development of novel protein - in vivo imaging agents using advanced site-directed protein modification techniques developed by APT.

Fiscal Quarter ended April 30, 2008

In the 3rd quarter additional collections of molecules for labelling proteins have been assembled to augment our screening capabilities. Improved methods for the manipulation of these novel unprecedented “chemical libraries of molecules” have advanced. With the purchase of additional equipment, the Company is now tooled up to perform key analytical work that had been previously contracted, that will accelerate development and result in greater operational efficiencies and controlled expenses.

During this quarter we announced the achievement of a significant milestone. Application of our library technology led to the development of chemical methods that enable the site-selective attachment of entities to human growth hormone, an established protein therapeutic. The methodology would thus far appear to be a general way of linking entities to proteins that can be used to modify their properties and lead to new, improved therapeutics.

This discovery provides examples of molecules that are capable of selectively attaching to a natural protein. Selective attachment of polymers, such as polyethylene glycol (PEG) has been shown to enhance the therapeutic properties of several proteins and dominate markets, since they represent superior versions of the corresponding unpegylated proteins. As indicated above, it has been difficult to modify natural proteins chemically without producing complex mixtures that would complicate drug development. Unlike other methods, APT’s site-selective technology does not require altering the protein from its natural state to enable site-selective attachments, which APT believes represents a competitive advantage.

The Company believes that such discoveries involving site-selective labelling of a challenging target, human growth hormone, and the characterization of sites of attachment, are a significant advance in the field of protein modification and attachment strategies. Classically, the chemical modification of proteins has been pursued for more than half a century. Progress in the field has been slow with respect to generating homogeneous substances that can pass muster with regulatory agencies. Traditionally, drug discovery has been a “numbers game” in that the screening of numerous structural variants of a drug are usually required to obtain the necessary mix of properties for regulatory approvals. In contrast to “small molecule” drug discovery, such approaches to biologicals like protein therapeutics are severely limited. APT is addressing these limitations with its kinetic labelling libraries. The libraries provide numerous opportunities to home in on specific sites of attachment with the possibility of generating a plurality of modified protein therapeutics that are eligible drug candidates.

The Company’s recent discoveries with human growth hormone provide proprietary information on the minimal set of labelling entities and their structural features, required to achieve selective labelling of a target protein. These results appear to be quite general and offer a guide to enhanced efficiencies in targeting other proteins. Thus, the technology should provide an opportunity for functional mapping of proteins for commercially valuable sites of attachment and for the development of diverse, novel drugs, which sets the stage for business development based on these advances.

In preliminary screenings of other proteins, Company scientists have obtained encouraging results as judged by signalling patterns analogous to those observed for human growth hormone, suggesting that the methodology can be applied quite generally to other protein targets of commercial interest.

The Company has also embarked upon the development of a molecular imaging agent targeted for the early detection of rheumatoid arthritis. In collaboration with Atreus Pharmaceuticals Inc., the Company is applying its proprietary site-selective labelling technologies to annexin V as the diagnostic protein. The synthesis of the target agent is underway using an enabling technology that is being developed by APT for the rapid modification of proteins that are immobilized on solid supports.

To the extent possible, management endeavors to implement strategies aimed at reducing or mitigating the risks and uncertainties associated with the Company’s business. Operating risks include (i) market acceptance of the Company’s technology and products, (ii) the Company’s ability to obtain and enforce timely patent protection of its technology and products, (iii) the Company’s ability to manufacture its products cost effectively; (iv) the competitive environment and impact of technological change and new discoveries, and (v) the continued availability of capital to finance the Company’s activities.

Critical Accounting Policies and Estimates

The attached consolidated interim financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to develop profitable operations in the future. The Company generated operating losses in the fiscal years ended July 31, 2007 and 2006 and for the nine months ended April 30, 2008. The application of the going concern concept is dependent on the Company’s ability to obtain a viable operation and receive continued financial support from its shareholder and from external financing. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company’s liabilities and commitments.

There can be no assurances that the Company will be successful in raising additional cash to finance operations or that the continued support of creditors and shareholders will be available. The consolidated interim financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

These consolidated interim financial statements include the accounts of the Company, its wholly-owned Canadian subsidiary ThrillTime Entertainment International Inc., incorporated in British Columbia, Canada and its 56% owned US subsidiary, APTI, incorporated under the laws of the State of Delaware, U.S.A. All significant inter-company transactions have been eliminated on consolidation.

Use of Estimates

The preparation of consolidated interim financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of the assets and liabilities and the disclosure of contingent assets and liabilities at the date of the interim financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from those estimates.

Equipment

Equipment is recorded at cost and is amortized over their remaining estimated useful economic life as follows:

• Lab equipment	Declining balance basis at 30% per annum
• Office equipment	Declining-balance basis at between 20% and 30% per annum
• Computer equipment	Declining balance basis at 30% per annum

Deferred costs

Costs related to raising capital or acquiring a business such as corporate finance costs, legal fees and sponsorship fees are recognized as a capital transaction or included in the cost of an acquired business and allocated to acquire net assets. Such costs are deferred until the corresponding transaction is complete. If the corresponding transaction is abandoned, the related costs are written off in the statement of operations.

Stock based compensation

Stock options and direct awards of stock granted to employees and non-employees are recorded at fair value on the date of grant and the associated expense is amortized over the vesting period. The Company issues shares and share options under its share-based compensations plans. Any consideration paid upon exercise of the share options or purchase of shares is credited to share capital.

Translation of foreign currencies

The Company’s functional currency is the U.S. dollar. Transactions denominated in foreign currencies, but for which the functional currency of the operations is the United States dollar, are translated at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in currencies other than the functional currency are translated at the exchange rate prevailing at the balance sheet date. Exchange gains and losses on translation are included in earnings.

Patent application and technology

The costs incurred to acquire options and/or rights to technologies and also the costs to register patents on these technologies have been capitalized and will be amortized over the estimated useful lives of the technology commencing upon its commercial release.

Research costs are expensed as incurred. Development costs which meet generally accepted criteria, including reasonable assurance regarding recoverability, are deferred and amortized from the beginning of commercial production. Annually, the Company reviews the recoverability of deferred development costs through an evaluation of the expected future cash flows from commercialization of the associated products to determine if there has been an impairment in the recoverable amount.

When management believes that the Company will no longer pursue an option, patent or right, or if management concludes that it is recorded at an amount in excess of its net recoverable amount, the cost associated with the option, patent or right is written off or written down.

Long lived assets

Long-lived assets, including equipment and intangible assets with finite useful lives, are amortized over their useful lives. The Company reviews long-lived assets for impairment annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of a group of assets is less than its carrying amount, it is considered to be impaired. An impairment loss is measured as the amount by which the carrying amount of the group of assets exceeds its fair value. No impairment was recorded for the years ended July 31, 2007 and 2006 or for the nine months ended April 30, 2008.

Income taxes

The Company follows the asset and liability method of accounting for income taxes whereby future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Earnings (loss) per share

Basic earnings (loss) per share are computed by dividing net income (loss) by the weighted average number of shares outstanding during the reporting period. Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

Outstanding Share Data

The authorized share capital of Advanced Proteome Therapeutics Corporation is an unlimited number of common shares, without par value. At April 30, 2008 there were 70,984,461 shares outstanding (July 31, 2007: 56,167,714). There are Nil common shares allocable for issuance upon the exercise of outstanding share purchase warrants (July 31, 2007:14,896,617) and 5,160,000 common shares allocable for issuance upon the exercise of outstanding stock options (July 31, 2007: 5,070,000).

Stock option plan

All The Company has a stock option plan (“the Plan”) that allows the directors to grant stock options to purchase up to 10% of issued and outstanding totalling 7,098,446 common shares, provided that stock options in favour of any one individual may not exceed 5% of the issued and outstanding shares. No stock option granted under the Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each stock option is exercisable during the lifetime of the optionee only by such optionee.

The exercise price of all stock options granted under the Plan must not be less than the Discounted Market Price (the last closing price of the listed shares before the date of the grant, less the applicable discounts), subject to a minimum price of Cdn. $0.10 per share, and the maximum term of each stock option may not exceed five years. Vesting is provided at the discretion of the directors and once vested, options are exercisable at any time. Any shares issued on the exercise of stock options must be legended with a four-month holding period commencing on the date the stock options were granted.

Results of Operations

Net Loss

The interim consolidated net loss for the Fiscal Quarter Ended April 30, 2008 was $(260,321) or $(0.01) per share (after allocation of the portion attributable to the Non-controlling interest), as compared with a net loss of $(579,175) or $(0.01) per share for the Fiscal Quarter ended April 30, 2007. The amount attributable to the Non-controlling interest was $106,176 (2007: $138,634).

Revenues

During the Fiscal Quarter ending January 31 2008 the company recorded $27,944 (2007: $40,637) as interest income from funds placed on deposit with financial institutions.

Operating expenses

Operating Expenses were $394,441 for the Fiscal Quarter ended April 30, 2008, compared with $502,845 for the Fiscal Quarter Ended April 30, 2007.

Amounts by major sub-category for the fiscal quarters ended April 30th are as follows:

	2008	2007

Amortization of equipment	$22,950	$12,116
Bank charges	73	-
Consulting	1,841	2,251
General and administration	15,114	1,432
Foreign exchange	(3,945)	-
Insurance	4,201	-
Interest expense	1,768	-
Investor relations	21,697	-
Professional fees	78,087	14,952
Regulatory filings	25,006	3,834
Rent	18,750	18,750
Research services	13,208	-
Stock based compensation	57,140	271,566
Supplies	17,075	57,676
Travel and entertainment	3,740	2,945
Wages and benefits	117,736	117,323

	$394,441	$502,845

The Company acquired a 56% interest in Advanced Proteome Therapeutics, Inc. on October 25, 2006 in conjunction with completion of a public financing. During the comparative quarter ending April 30, 2007 the company had just commenced the early stages of operations.

Amounts reported in the current fiscal quarter ended April 30, 2008 reflect the increase in activity due to operations subsequent to the business acquisition and subsequent financings. Professional fees and regulatory filings reflect the effect of the Company’s increased financial reporting commitments. Other increases in rent, supplies and wages and benefits reflect the additional activity incurred through on-going operations, that were otherwise in a start-up phase in the comparative period ended April 30, 2007.

Amortization expense relates to the amortization of laboratory, office and computer equipment. For the Fiscal Quarter Ended April 30, 2008, amortization expense was $22,950, compared with $12,116 for the Fiscal Quarter Ended April 30, 2007. As at April 30, 2007 the Company had just recently acquired and employed the equipment into those operations. With the acquisition of additional equipment in 2008, a greater amortization expense has been reflected in the accounts.

Stock based compensation recorded in the current fiscal quarter was $57,140, compared to $271,566 recorded in the comparative fiscal quarter of 2007. The amount recorded in the 2007comparative quarter was greater due to immediate vesting provisions of certain incentive stock options awarded to directors, officers and employees.

During the 2008 fiscal quarter the Company engaged the services of an investor relations firm, such services were not provided in the comparable period in 2007.

Related Party Transactions

The Company entered into the following transactions with related parties:

During the nine months ended April 30, 2008 the Company paid or accrued $Nil (2006: $32,448) to a director and officer for consulting services.

Included within amounts due to related party, is $143,881 as at April 30, 2008 (July 31, 2007: $145,632) payable to an officer and director, secured by a promissory note bearing interest at a rate of 5% per annum, maturing on December 31, 2008. The amount is due December 31, 2008 and includes interest accrued of $2,357. During the nine months ended April 30, 2008, interest of $7,076 was paid in cash (2007: $7,076).

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Liquidity and Capital Resources

Advanced Proteome Therapeutics Corporation has financed activities, operations and capital expenditures primarily from public and private equity and repayable loans. Until the Company receives substantial revenue from product sales, it plans to issue more securities at such time as it believes additional capital could be obtained on favourable terms. However, there can be no assurance that such funds can be available on favourable terms, if at all.

As at April 30, 2008, the Company had cash and cash equivalents of $2,626,584 and working capital of $2,647,439. This compares with cash and cash equivalents of $1,307,176 and a working capital position of $1,329,490 at July 31, 2007.

Cash provided by the issuance of 29,660,417 new common shares during the fiscal year ended July 31, 2007 was $2,201,585; inclusive of $389,135 received pursuant to the exercise of 4,010,417 warrants and $28,500 received pursuant to the exercise of 150,000 incentive stock options.

Cash provided by the issuance of 14,816,747 new common shares during the nine months ended April 30, 2008 was $2,143,639; pursuant to the exercise of 14,816,747 warrants.

The Company believes that cash flows from operations and funds on hand will be sufficient to fund its cash requirements through 2008. However, the Company plans to issue more securities at such time as it believes additional capital could be obtained on favourable terms. There can be no assurance that such funds can be available on favourable terms, if at all. The Company has no material commitments.

Commitments

The Company is committed to license premises at a monthly rent of $ 6,250 for a period of 1 year, commencing January 1, 2007, and has exercised an option to extend the license for 1 additional year.

Subsequent events

There were no reportable significant subsequent events.

Disclosure Controls and Procedures

Management evaluated the effectiveness of the Company’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109. They have concluded that these controls and procedures were adequate and effective to provide reasonable assurance that the material information regarding the Company was accumulated and communicated to them, as appropriate to allow timely decisions to be made by them regarding required disclosure.

Internal Control over Financial Reporting

Management evaluated the effectiveness of the Company’s internal controls over financial reporting. These controls were designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Management has concluded that these internal controls were adequate and effective to provide reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner.

Financing Risks

History of Losses - The Issuer has been in a cumulative net loss position throughout its operating history. The Issuer’s limited operating history makes it difficult to evaluate the future financial prospects of its business. There is no assurance that the Issuer will grow or be profitable or that the Issuer will have earnings or significant improvement in its cash flow from operations in the future. The future earnings on and cash flow from operations are dependent on the Issuer’s ability to further develop and sell its products and the Issuer’s operational expenses. Management expects that the Issuer will continue to have high levels of operating expenses, since the Issuer needs to make significant up-front expenditures for product development, and corporate development activities. Management anticipates that the operating losses for the Issuer may continue until such time as the Issuer consistently generates sufficient revenues to support operations.

Need for Additional Financing - The implementation of the Issuer’s business plan requires significant capital outlays and operating expenditures over the next several years. There can be no assurance that additional financing will be available to the Issuer when needed, on commercially reasonable terms, or at all. Any inability to obtain additional financing when needed would have a material adverse effect on the Issuer. Further, any additional equity financing may involve substantial dilution to the Issuer’s then existing shareholders. Debt financing, if available, may involve onerous obligations, monetary or otherwise. If adequate funds are not available, the Issuer may obtain funds through arrangements with strategic partners or others who may require the Issuer to relinquish rights to certain technologies, any of which could adversely affect its business, financial condition and results of operations.

Product Risks

Uncertain Demand for Products - Demand for pharmaceutical products is dependent on a number of social, political and economic factors that are beyond the control of the Issuer. The healthcare industry is likely to continue to change as the public, government, medical practitioners, and the pharmaceutical industries focus on ways to expand medical coverage while controlling the growth in healthcare costs. While the Issuer believes that demand for pharmaceutical products will continue to grow, there is no assurance that such demand will exist or that the Companies products will be purchased to satisfy that demand.

Dependence on Development of New Products - New technological or product developments in the pharmaceutical industry may render the Issuer’s products obsolete or reduce their value. The Issuer’s future prospects are highly dependent on its ability to develop new products - from new technologies and achieve market acceptance. There can be no assurance that the Issuer will be successful in these efforts.

Summary of Quarterly Results

The following table sets out selected consolidated quarterly information for the Fiscal Quarter ended April 30 , 2008 and the previous quarters of 2006 through and 2007:

Quarter Ended 2008			April 30	January 31
			$	$
Revenue			27,944	34,061
Loss			(260,321)	(359,236)
Loss per common share			(0.01)	(0.01)

Quarter Ended 2007	October 31	July 31	April 30	January 31
	$	$	$	$
Revenue	15,053	18,296	18,447	22,089
Loss	(211,540)	(1,233,905)	(484,398)	(113,252)
Loss per common share	(0.01)	(0.02)	(0.01)	(0.01)

Quarter Ended 2006	October 31	July 31	April 30	January 31
	$	$	$	$
Revenue	101	780	8,640	1,080
Loss	(74,425)	(36,551)	(58,213)	(52,531)
Loss per common share	(0.01)	(0.01)	(0.01)	(0.01)

ADVANCED PROTEOME THERAPEUTICS CORPORATION

CORPORATE DATA

As at April 30, 2008

HEAD OFFICE		SOLICITOR

Advanced Proteome Therapeutics Corporation		Erwin Sui
Bio Square, 650 Albany Street		Sui & Company, Solicitors
Boston, Massachusetts USA 02118
Tel: (617) 638 0340		Vancouver Office:
Fax: (617) 638 0341		Suite 306, 1311 Howe Street ,
Email: akrantz@aptbiotech.com		Vancouver, B.C. V6Z 1R7
Tel: 604.605.6117
Fax: 604.605.6118

Toronto Office:
The Exchange Tower , Suite 1800, 130
King Street West , Toronto, Ontario
M5X 1E3
Tel: 416.360.6481
Fax: 416.360.3761

REGISTRAR & TRANSFER AGENT		AUDITORS

Computershare Inc.		BDO Dunwoody
510 Burrard Street
Vancouver , B. C.,		Mississauga Office:
Canada V6C 3B9		1 City Centre Drive, Suite 1700
Mississauga, Ontario L5B 1M2
Tel: 905-270-7700
Fax: 905-270-7915
DIRECTORS AND OFFICERS		INVESTOR CONTACTS

Dr. Allen Krantz	President , CFO, Secretary &	Peter Genge, President
	Director	Encompass Communications Inc.
Russell Phares	Director	1295 Johnston St.
Jean Bellin	Director	Vancouver, B.C.
Robert Bender	Director	V6H 3R9
Dr, Gary Hayes	Director
604 630-0770
877 566-6592 toll free N/A
604 630-0774 fax

CAPITALIZATION		LISTINGS

Authorized:	No maximum number of common	TSX Venture Exchange
	shares, no par value	Trading Symbol: V.APC
Issued:	70,984,461	CUSIP #: 552692
Escrow:	Nil
Options:	5,160,000
Warrants:	Nil